Exhibit 99.1



NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 9999)

ANNOUNCEMENT PURSUANT TO RULE 19C.13 OF THE HK LISTING RULES IN RELATION TO MIGRATION EXCHANGE NOTICE

This announcement is made by NetEase, Inc. (the "**Company**") pursuant to Rule 19C.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**HK Listing Rules**") and paragraph 3.20 of the Guidance Letter HKEX-GL-112-22 (the "**Guidance Letter**").

Migration Exchange Notice

On February 27, 2026 (Hong Kong time), the Company received a notice from the HK Exchange (the "**Migration Exchange Notice**"), informing the Company of the HK Exchange's decision that 55% or more of the total worldwide trading volume, by dollar value, of the Company's shares over the Company's most recent financial year (being the 2025 fiscal year) had taken place on the markets of the HK Exchange and, as a result, the HK Exchange regards the majority of trading in the Company's listed shares to have migrated to the markets of the HK Exchange on a permanent basis under Note 1 to HK Listing Rule 19C.13.

Migration Grace Period and HK Primary Effective Date

Pursuant to Note 2 to Listing Rule 19C.13, the Company has a grace period of 12 months from the date of the Migration Exchange Notice (the "**Migration Grace Period**") within which to comply with the applicable HK Listing Rules (i.e., the grace period for the Company will end at midnight (Hong Kong time) on February 27, 2027. The HK Exchange will regard the Company as having a dual-primary* (rather than secondary) listing status upon (i) the expiry of the Migration Grace Period; or (ii) such earlier date that the Company, in its discretion, may voluntarily elect (the earlier of the two being the "**HK Primary Effective Date**"). Upon the HK Primary Effective Date, the Company will be subject to full compliance with the relevant HK Listing Rules applicable to a dual-primary listed issuer, unless otherwise waived or exempted by the HK Exchange.

The Company will make all necessary arrangements to enable the Company to fully comply with the applicable HK Listing Rules on or before the expiry of the Migration Grace Period.

* Assuming the Company remains listed on the Nasdaq (being a Recognized Stock Exchange (as defined under the HK Listing Rules)).

Upon the HK Primary Effective Date the waivers, modifications and exceptions for secondary listed issuers under HK Listing Rules 19C.11, 19C.11A, 19C.11B, and 19C.11C (as applicable) will no longer apply to the Company.

Additionally, certain waivers, exemptions or rulings obtained under the HK Listing Rules, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the Codes on Takeovers and Mergers and Share Buybacks at the time of the Company's initial listing in Hong Kong that apply to a secondary listed issuer would cease to apply upon the HK Primary Effective Date. For details of the aforementioned waivers, exemptions and rulings, please refer to the details set out in the Company Information Sheet last updated by the Company on June 15, 2023.

Pursuant to Note 3 to the HK Listing Rule 19C.13, continuing transactions of the Company in place as at the date of the Migration Exchange Notice will continue to be exempted from the applicable rules set out in HK Listing Rule 19C.11 for a period of three years from the date of the Migration Exchange Notice (i.e., until February 27, 2029), provided that if the transaction is subsequently amended or renewed before the expiry of this three-year period, the Company will be required to comply with the requirements under the HK Listing Rules applicable at that time.

Next Steps

The Company is assessing the implications of the Migration Exchange Notice and conversion to "dual-primary listing" status in Hong Kong. As at the date of this announcement, the Company does not expect the Migration Exchange Notice and the Migration Grace Period to have a material impact on shareholders and investors in Hong Kong.

The Company is evaluating the possibility of submitting applications for certain time extensions under, or waivers and exemptions from, the HK Listing Rules and other Hong Kong regulations. The Company will make further announcements to update shareholders and the Hong Kong market on the waivers and exemptions applied for (which may or may not be granted), as and when appropriate.

The Company is actively attending to the Migration Exchange Notice and taking appropriate next steps. The Company shall provide the HK Exchange with an updated report, on a monthly basis, on its progress towards compliance with the HK Listing Rules which will apply to the Company upon the HK Primary Effective Date. The Company will also keep shareholders and potential investors informed of any material development in connection with the above matters by way of periodic announcements and/or further announcement(s) as and when appropriate.

The stock marker "S" continues to apply and the existing waivers, exemptions and rulings applicable to the Company as a secondary-listed issuer under Chapter 19C of the HK Listing Rules will remain in effect until the HK Primary Effective Date (which may be at the end of the Migration Grace Period or earlier), provided that the Company remains primary listed on the Nasdaq. In the event the Company is unable to implement all necessary changes to comply with the relevant HK Listing Rules as a dual-primary listed issuer (and to the extent not waived by the HK Exchange) by the end of the Migration Grace Period, the stock marker "-S" will remain and will only be removed when the Company is in full compliance with all applicable HK Listing Rules. In this case, the Company will disclose details of any non-compliance with the HK Listing Rules, the progress of rectification steps, and an expected time frame for full compliance with the relevant HK Listing Rule(s). The HK Exchange may also consider pursuing disciplinary actions in respect of any non-compliance with the relevant HK Listing Rules.

In the event that the Company is unable to fully comply with any applicable HK Listing Rules upon the expiry of the Migration Grace Period, (save for any waivers granted by the HK Exchange), the HK Exchange may, on a case-by-case basis, exercise its discretion to extend the grace period, suspend trading of the shares or impose other measures as it considers necessary for the protection of the investors and the maintenance of an orderly market. In this case, the Company shall publish an announcement upon the grant and the expiry of such extended grace period, informing the Shareholders and the investors of the status of compliance.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any of our securities. Shareholders and potential investors should exercise caution when dealing in our securities.

If there is any inconsistency or discrepancy between the English version and the Chinese version, the English version shall prevail.


By Order of the Board
NetEase, Inc.
William Lei Ding
Director


Hangzhou, China, March 2, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan as the independent directors.

Forward-Looking Statements

Certain information included in this announcement that is not current or historical factual information constitutes forward-looking statements or information within the meaning of applicable securities laws (collectively, "**forward-looking statements**"), including statements about the Company complying with the relevant HK Listing Rules applicable to a dual-primary listed issuer or the Company changing to dual-primary listed status in Hong Kong in the future. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "could", "should", "seek", "likely", "estimate" and other similar words or statements that certain events or conditions "may" or "will" occur. Readers are cautioned not to place undue importance on forward-looking statements. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law. Additional information concerning factors that may cause actual events to materially differ from those in such forward-looking statements is contained in the Company's filings with the U.S. Securities and Exchange Commission and can be found under the Company's profile on EDGAR at www.sec.gov/edgar/search/.